FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 2, 2012 – Total Voting Rights
2.	Press release dated July 23, 2012 – ARM and TSMC Collaborate to Optimize Next-Generation 64-bit ARM Processors for FinFET Process Technology
3.	Press release dated July 25, 2012 – Results for the Second Quarter and Half Year
4.	Press release dated July 26, 2012 – UK Technology Company ARM Forms First UK Industry Group to Combat the ‘Internet of Silos’

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc’s capital as at 30th June 2012 consists of 1,377,097,922 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,377,097,922.

The above figure 1,377,097,922 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

ARM and TSMC Collaborate to Optimize Next-Generation 64-bit ARM Processors for FinFET Process Technology

Multi-year agreement drives alignment of next-generation processor, physical IP, and process technology foruse in high-performance, energy-efficient mobile and enterprise markets

Hsinchu, Taiwan and Cambridge, UK – July 23, 2012 – TSMC (TWSE: 2330, NYSE: TSM) and ARM today announced a multi-year agreement extending their collaboration beyond 20-nanometer (nm) technology to deliver ARM processors on FinFET transistors, enabling the fabless industry to extend its market leadership in application processors.  The collaboration will optimize the next generation of 64-bit ARM® processors based on the ARMv8 architecture, ARM Artisan® physical intellectual property (IP), and TSMC’s FinFET process technology for use in mobile and enterprise markets that require both high performance and energy efficiency.

The collaboration will enable sharing of technical information and feedback between the two companies,  enhancing the development of ARM IP and TSMC process technology.  ARM will leverage process information to optimize the power, performance and area (PPA) of the overall solution to reduce risk and encourage early adoption.  TSMC will use the latest ARM processors and technology to benchmark and tune advanced FinFET process technologies.  The combination of TSMC FinFET technology and ARMv8 architecture provides the fabless industry with solutions for continued innovation across diverse market segments. The collaboration will result in improved silicon process, physical IP and processor technology that together will enable new system-on-chip (SoC) innovation and shorten time-to-market.

The ARMv8 architecture extends ARM low-power leadership with a new energy-efficient 64-bit execution state to meet the performance demands of high-end mobile, enterprise and server applications. The 64-bit architecture has been designed specifically to enable energy-efficient implementations. Similarly, the 64-bit memory addressing and high-end performance are necessary to enable enterprise computing and network infrastructure that are fundamental for the mobile and cloud-computing markets.

TSMC’s FinFET process promises impressive speed and power improvements as well as leakage reduction.  All of these advantages overcome challenges that have become critical barriers to further scaling of advanced SoC technology.  ARM processors and physical IP will be able to leverage these attributes to maintain market leadership, while the companies’ mutual customers can benefit from these improvements for their new, innovative SoC designs.

“By working closely with TSMC, we are able to leverage TSMC’s ability to quickly ramp volume production of highly integrated SoCs in advanced silicon process technology,” said Simon Segars, executive vice president and general manager, processor and physical IP divisions, ARM.  “The ongoing deep collaboration with TSMC provides customers earlier access to FinFET technology to bring high-performance, power-efficient products to market.”

“This collaboration brings two industry leaders together earlier than ever before to optimize our FinFET process with ARM’s 64-bit processors and physical IP,” said Cliff Hou, vice president, TSMC Research & Development.  “We can successfully achieve targets for high speed, low voltage and low leakage, thereby satisfying the requirements of our mutual customers and meeting their time-to-market goals.”

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:
ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/

About TSMC
TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry segment’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s managed capacity in 2011 totaled 13.22 million (8-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China, and its joint venture fab, SSMC. TSMC is the first foundry to provide 28nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com

For Press Inquiries Contact:
Elizabeth Sun
Director, TSMC Corporate Communication Division
886-3-5682085
elizabeth_sun@tsmc.com

Andy Phillips
Senior Press and Analyst Relations Manager
+44 (0) 1223 400930
andy.phillips@arm.com

Item 3

ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2012
A presentation of the results will be webcast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 25 July 2012—ARM Holdings plc announces its unaudited financial results for the second quarter and half year ended 30 June 2012.

Q2 2012 – Financial Summary	Normalised*			IFRS
	Q2 2012	Q2 2011	% Change	Q2 2012	Q2 2011
Revenue ($m)	213.0	190.2	12%	213.0	190.2
Revenue (£m)	135.5	117.8	15%	135.5	117.8
Operating margin	46.4%	44.5%		37.8%	27.1%
Profit before tax (£m)	66.5	54.2	23%	54.8	33.8
Earnings per share (pence)	3.58	2.98	20%	2.83	1.93
Net cash generation**	46.9	45.6
Effective revenue fx rate ($/£)	1.57	1.61
H1 2012 – Financial Summary	Normalised*			IFRS
	H1 2012	H1 2011	% Change	H1 2012	H1 2011
Revenue ($m)	422.4	375.7	12%	422.4	375.7
Revenue (£m)	268.0	233.9	15%	268.0	233.9
Operating margin	45.5%	43.5%		37.2%	26.1%
Profit before tax (£m)	128.5	104.9	22%	106.2	64.2
Earnings per share (pence)	6.93	5.70	22%	5.53	3.51
Net cash generation**	105.2	108.6
Effective revenue fx rate ($/£)	1.58	1.61

Progress on key growth drivers in Q2

•	Growth in adoption of ARM® processor technology
o	23 processor licenses signed across key target markets from microcontrollers to mobile computing
o
ARM’s momentum in networking continues with an ARMv8 architecture license for intelligent networking applications, and Freescale announcing their first ARM-processor based chips for network infrastructure

•	Growth in shipments of chips based on ARM processor technology
o	2.0 billion chips shipped into a wide range of applications, up 9% year-on-year compared with industry shipments being down 4%
o	Processor royalties grew 14% year-on-year compared with a decline in industry revenues of 7%
•	Growth in outsourcing of new technology
o	3 Mali™ graphics processor licenses signed in Q2, of which two were with new customers for Mali technology
o	5 physical IP Processor Optimisation Packs licensed, enhancing ARM’s royalty opportunity per chip

Warren East, Chief Executive Officer, said:

“ARM’s royalty revenues continued to outperform the overall semiconductor industry as our customers gained market share within existing markets and launched products which are taking ARM technology into new markets.  This quarter we have seen multiple market leaders announce exciting new products including computers and servers from Dell and Microsoft, and embedded applications from Freescale and Toshiba.  In addition, ARM and TSMC announced a partnership to optimise next generation ARM processors and physical IP and TSMC's FinFET process technology.

All of these new products are the result of technology engagements over many years, and ARM's long-term commitment to invest in the development of innovative technology.”

Outlook

ARM enters the second half of 2012 with a record order backlog and a robust opportunity pipeline. Relevant data for the second quarter, being the shipment period for ARM’s Q3 royalties, points to a small sequential increase in industry revenues. Q4 royalties are harder to predict as macroeconomic uncertainty may impact consumer confidence, and some analysts have become less confident in the semiconductor industry outlook in the second half.  However, building on our strong performance in the first half, we expect overall Group dollar revenues for full year 2012 to be in line with market expectations.

Q2 2012 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q2 2012	Q2 2011	% Change	Q2 2012	Q2 2011	% Change
PD
Licensing	67.0	58.1	15%	42.6	36.3	17%
Royalties	96.3	84.4	14%	61.5	51.8	19%
Total PD	163.3	142.5	15%	104.1	88.1	18%
PIPD
Licensing	11.6	12.3	-6%	7.3	7.8	-6%
Royalties1	13.7	11.0	25%	8.6	6.7	28%
Total PIPD	25.3	23.3	9%	15.9	14.5	10%
Development Systems	13.3	13.9	-4%	8.5	8.6	-2%
Services	11.1	10.5	6%	7.0	6.6	6%
Total Revenue	213.0	190.2	12%	135.5	117.8	15%
1 Includes catch-up PIPD royalties of $1.5m (£1.0m) in Q2 2012 and $nil in Q2 2011.

H1 2012 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	H1 2012	H1 2011	% Change	H1 2012	H1 2011	% Change
PD
Licensing	132.2	109.4	21%	83.7	68.6	22%
Royalties	189.2	172.3	10%	120.4	106.4	13%
Total PD	321.4	281.7	14%	204.1	175.0	17%
PIPD
Licensing	23.2	24.9	-7%	14.7	15.7	-7%
Royalties1	26.8	21.7	24%	16.9	13.4	27%
Total PIPD	50.0	46.6	7%	31.6	29.1	9%
Development Systems	28.8	27.2	6%	18.3	17.0	8%
Services	22.2	20.2	10%	14.0	12.8	10%
Total Revenue	422.4	375.7	12%	268.0	233.9	15%
1 Includes catch-up PIPD royalties of $3.6m (£2.3m) in H1 2012 and $0.6m (£0.4m) in H1 2011.

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, profit or loss on disposal and impairment of available-for-sale investments and Linaro™-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 12.1 to 12.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes and Linaro-related payments, and deducting inflows from share option exercises and investment disposal proceeds – see notes 12.8 to 12.12.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

CONTACTS:

Sarah West/Anne Bark	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

Total revenues
Total dollar revenues in Q2 2012 were $213.0 million, up 12% on Q2 2011.  Q2 sterling revenues were £135.5 million, up 15% year-on-year.

Half-year dollar revenues in 2012 amounted to $422.4 million, up 12% on H1 2011.

License revenues
Total dollar license revenues in Q2 2012 increased by 12% year-on-year to $78.6 million, representing 37% of Group revenues.  License revenues comprised $67.0 million from PD and $11.6 million from PIPD.

Group order backlog at the end of Q2 2012 was up sequentially and is now at its highest ever level.  Prospects for order backlog in the second half of 2012 look promising, given the strength of the licensing opportunity pipeline.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q2 2012 generated from semiconductor unit shipments in Q1 2012.  Total dollar royalty revenues in Q2 2012 increased by 15% year-on-year to $110.0 million, representing 52% of Group revenues. This compares with industry revenues1 decreasing by about 7% in the shipment period (i.e. Q1 2012 compared to Q1 2011), demonstrating ARM’s continuing market share gains over the last 12 months.

Royalty revenues in Q2 2012 comprised $96.3 million from PD and $13.7 million from PIPD.

Development Systems and Service revenues
Sales of development systems in Q2 were down 4% year-on-year to $13.3 million, representing 6% of Group revenues.  Through 2012 ARM is continuing to transition the Development Systems business to focus on microcontroller tools and premium toolkits for multi-core systems.  Due to this transition, we expect that full year revenues for development systems will be broadly flat year-on-year. In addition, due to normal seasonality, Q3 revenue for development systems may be down sequentially.

Service revenues in Q2 2012 were up 6% to $11.1 million, representing 5% of Group revenues.

Gross margins
Gross margins in Q2 2012, excluding share-based payment costs of £0.4 million (see below), were 95.1% compared to 94.8% in Q2 2011.

Operating expenses and operating margin
Normalised income statements for Q2 2012 and Q2 2011 are included in notes 12.13 and 12.14 respectively below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payments, Linaro-related charges and impairments to investments) were £66.0 million in Q2 2012 compared to £66.1 million in Q1 2012 and £59.3 million in Q2 2011. The year-on-year increase in operating expenses in the second quarter is primarily due to the increased investment in our research and development teams over the last 12 months.

1 Source: Semiconductor Industry Association, May 2012

Normalised operating expenses in Q2 2012 benefited from the impact of a stronger dollar on the accounting for derivative instruments which has resulted in a net credit of approximately £2 million being included in general and administrative expenses.  Normalised operating expenses in Q3 2012 (assuming effective exchange rates similar to current levels) are expected to be in the range £68-70 million as ARM continues to increase investment in research and development programs.

Normalised operating margin was 46.4% in Q2 2012, compared to 44.5% in both Q1 2012 and Q2 2011.

Normalised research and development expenses were £32.8 million in Q2 2012, representing 24% of revenues, compared to £32.3 million in Q1 2012 and £28.9 million in Q2 2011.  Normalised sales and marketing expenses were £15.0 million in Q2 2012, being 11% of revenues, compared to £15.3 million in Q1 2012 and £13.6 million in Q2 2011.  Normalised general and administrative expenses were £18.2 million in Q2 2012, representing 13% of revenues, compared to £18.5 million in Q1 2012 and £16.8 million in Q2 2011.

Total IFRS operating expenses in Q2 2012 were £77.3 million (Q2 2011: £78.9 million) including share-based payment costs and related payroll taxes of £7.9 million (Q2 2011: £11.7 million), and amortisation of intangible assets and other acquisition-related charges and impairment of investments of £3.4 million (Q2 2011: £7.9 million).

Total share-based payment costs and related payroll tax charges of £8.3 million in Q2 2012 were included within cost of revenues (£0.4 million), research and development (£5.5 million), sales and marketing (£1.5 million) and general and administrative (£0.9 million).

Earnings and taxation
Profit before tax was £54.8 million in Q2 2012 compared to £33.8 million in Q2 2011. After adjusting for acquisition-related and share-based payment costs, and disposal and impairment of investments, normalised profit before tax was £66.5 million in Q2 2012 compared to £54.2 million in Q2 2011.  The Group’s effective normalised tax rate was 25% (IFRS 28%) in Q2 2012 compared to 24% (IFRS 21%) in Q2 2011. The Group’s effective normalised tax rate for the full year 2012 is estimated to be approximately 25%.

In Q2 2012, fully diluted earnings per share were 2.83 pence (13.32 cents per ADS) compared to earnings per share of 1.93 pence (9.31 cents per ADS) in Q2 2011. Normalised fully diluted earnings per share in Q2 2012 were 3.58 pence per share (16.86 cents per ADS) compared to 2.98 pence (14.34 cents per ADS) in Q2 2011.

Balance sheet

Property, plant and equipment has increased from £18.1 million at 31 December 2011 to £34.1 million at 30 June 2012 mainly as a result of the construction and fit-out of a new Data Centre Facility in Cambridge.

Intangible assets at 30 June 2012 were £551.6 million, comprising goodwill of £537.6 million and other intangible assets of £14.0 million, compared to £528.2 million and £12.6 million respectively at 31 March 2012.

Total accounts receivable were £106.7 million at 30 June 2012, compared to £92.8 million at 31 March 2012.

Days sales outstanding (DSOs) were 43 at 30 June 2012 compared to 38 at 31 March 2012.

Cash flow and interim dividend

Normalised free cash flow in Q2 2012 was £46.9 million.  Total cash (see note 12.6) was £495.9 million at 30 June 2012 compared to £469.2 million at 31 March 2012.

In respect of the year to 31 December 2012, the directors are declaring an interim dividend of 1.67 pence per share, an increase of 20% over the 2011 interim dividend of 1.39 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 4 October 2012 to shareholders on the register on 7 September 2012.

Operating review

Processor licensing
A total of 23 processor licenses were signed in Q2 2012.

Of the 23 licenses signed, six were for ARM’s advanced Cortex™-A series processors. This included a further licensee for ARM’s big.LITTLE technology whereby a company licenses both a “big” Cortex-A15 processor and a “LITTLE” Cortex-A7 processor. Twelve companies now have access to big.LITTLE technology, which delivers both higher performance and lower power in mobile and computing applications.

ARM also signed an ARMv8 architecture license for use in intelligent networking devices. Over the last few years ARM has seen increasing demand for the use of its technology in high-end networking applications such as base station equipment, routers and switches, and backhaul infrastructure. Power consumption is becoming an important requisite for networking equipment and semiconductor companies are increasingly turning to ARM technology to deliver improved performance per Watt.  In addition to the architecture licensee mentioned, companies such as Freescale, HiSilicon, LSI, Texas Instruments and Xilinx have recently announced choosing ARM technology in their networking products.

Eleven of the licenses signed in Q2 were for Cortex-M class processors for use in a wide range of applications, from wireless connectivity chips and touchscreen controllers found in mobile and mobile computing devices to deeply embedded processors for automotive applications and general purpose microcontrollers. Two of the Cortex-M class licenses were for Cortex-M0+, ARM’s smallest and most power efficient processor to date.

ARM has continued to see semiconductor companies adopting ARM technology for the first time with five of the 23 licenses signed in Q2 2012 being with companies taking their first ARM license. These licenses were for use in a broad range of end applications, including portable media players, video surveillance systems and embedded microcontrollers.

Three of the licenses were for ARM’s Mali graphics processors for use in mobile and digital TV (DTV), including one for the Mali-T600 series, ARM’s most advanced family of graphics processors.  The Mali-T600 series enable the combination of ARM and Mali processors into a unified computing sub-system, delivering the most efficient use of all the resources on the system-on-chip. The digital TV design win will further ARM’s position as the market leader for graphics processors in DTVs. The mobile licenses were both for smartphones and tablets and will strengthen ARM’s leading position in Android tablets.

Q2 2012 and Cumulative Processor Licensing Analysis
	Existing Customers	New Customers	Quarter Total	Cumulative Total*
ARM7™				171
ARM9™		1	1	271
ARM11™				79
Cortex-A	5	1	6	110
Cortex-R	1		1	27
Cortex-M	8	3	11	151
Mali	3**		3	63
Other	1		1	21
Total	18	5	23	893
* Adjusted for licenses that are no longer expected to generate royalties
** Two of the Mali licenses signed were with ARM processor customers who were taking their first Mali processor

288 Cortex family processor licenses have been signed to date, making Cortex ARM’s most widely licensed family of processors.

Processor Design Wins and Ecosystem Development
Over the last few months multiple market leaders have announced exciting new products which are taking ARM technology into new markets.  These included:
•	At Computex, in Taiwan, Asus, Acer and Toshiba announced Windows on ARM devices ranging from tablets to laptops
•	Microsoft announced that it will release its own Windows RT tablet computer using an ARM-based Tegra processor design from Nvidia
•
AMD announced that it had licensed ARM technology for the first time. AMD plan to integrate ARM’s Cortex-A5 processors into a security platform to be included with some of their future x86-based system-on-chip designs

•	In the server market, Dell announced the development of ARM-based servers for applications such as social networking, cloud hosting, web-servers and off-line analytics
•	Calxeda (HP’s ARM silicon partner) announced better than expected benchmarks for its Cortex-A9 based servers, stating that they offer a 15X performance per Watt advantage versus current servers
•	Freescale announced that its first networking products based around ARM’s Cortex-A class technology will start shipping in H2 2013
•
In the embedded space, Freescale also announced the industry’s first wireless solution built on the ARM Cortex-M4 processor for smart energy, smart metering and building control applications. Toshiba launched a Cortex-M0 based microcontroller family specifically designed for smart metering, and NXP announced its new range of Cortex-M0 processors for low-power USB microcontrollers used in applications such as gaming mice and keyboards.

Further partner announcements can be found on the ARM website at www.arm.com/news.

Processor royalties
Royalty revenues are recognised one quarter in arrears with royalties reported in Q2 2012 generated from semiconductor chip shipments in Q1 2012.  Q2 revenue came from the sales of about 2 billion ARM technology-based chips, the highest ever shipped in a quarter.

ARM's average royalty revenue per chip in Q2 2012 was 4.8 cents, up from 4.5 cents one year ago.  This increase is mainly due to:
•	Integration of multiple ARM processors into a single chip
•	Higher royalty percentages from chips incorporating Cortex-A family processors
•	Increased shipments of chips containing a Mali graphics processor.

ARM typically receives a higher average royalty percentage from chips that contain multiple ARM processors. In Q2 2012, ARM customers reported shipping nearly twice as many integrated Wi-Fi and Bluetooth chips compared with the same quarter last year. We also often receive a higher royalty per chip when the applications processor and baseband modem in a mobile phone are integrated together.

Shipments of chips based on Cortex-A family processors were up nearly 100% year-on-year, driven by high-end smartphones, mobile computers and digital TVs adopting smarter applications processors.  Shipments of Cortex-A class processors now represent 8% of all units shipped, up from 4% a year ago. As well as commanding a higher royalty percentage, Cortex-A processor-based chips are normally associated with higher value chips. In addition, an increasing number of these chips also contained Mali graphics, which provides an additional royalty per chip.

The benefit arising from the combination of more integrated chips and more Cortex-A family and Mali based chips increased the average royalty revenue per chip in mobile and in consumer electronics by 12% and 6% respectively.

The growth of ARM processors in lower cost chips such as microcontrollers, smartcards and sensors can reduce the overall average and in Q2 2012 nearly half a billion ARM based microcontrollers and smartcards were sold.  This was an increase of 20% compared to less than 10% growth for the overall microcontroller market2.

2 Source: Semiconductor Industry Association, May 2012

Q2 2012 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market	Unit Shipments
ARM7	38%	Mobile	54%
ARM9	22%	Enterprise	16%
ARM11	10%	Home	4%
Cortex-A	8%	Embedded	26%
Cortex-R	3%
Cortex-M	19%

PIPD licensing
During the quarter ARM signed a multi-year collaboration with TSMC to develop optimised next generation 64-bit ARM processors and physical IP with TSMC's FinFET process technology.  This agreement will enable ARM's partners to implement their systems-on-chip using state-of-the-art FinFET silicon for mobile, computing and enterprise markets that require both high performance and energy efficiency.

ARM also signed a platform license with a leading foundry at 130nm for hybrid digital/mixed-signal applications. Cumulatively, 91 physical IP platform licenses have now been signed and it is this base of platform licenses that help drive ARM’s future royalty potential.

ARM continues to see strong demand for physical IP optimised for use with processors, especially the Cortex-A series processor.  These processor optimisation packs (POPs) enable the licensee to more readily achieve a high-performance, low-power processor implementation through specially optimised physical IP technology.  For every chip implemented using a POP, ARM receives a royalty both for the processor in the chip and for the physical IP.  During the quarter ARM signed five licenses for POPs bringing the total number of POPs licensed to 32.

Q2 2012 and Cumulative PIPD Licensing Analysis
	Process Node	Total	Platform analysis	Royalty Bearing Foundry
	(nm)		(nm)	Platforms at Each Node *
New Royalty Bearing Foundry Platform Licenses	130	1	22/20	3
			32/28	7
			45/40	6
			65	11
	Total for Quarter	Cumulative Total	90	8
			130	19
Processor Optimisation Packs	5	32	180 to 250	37
			Total	91

* Adjusted for licenses that are no longer expected to generate royalties

ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. During the quarter, ARM continued to see strong demand from these companies to use physical IP at advanced nodes, with a further four leading technology companies choosing to use ARM’s advanced physical IP at 28nm. As our partners transition from older process technology to more advanced nodes so this progression helps to drive ARM’s future royalty revenue.

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in foundries. Royalties are recognised one quarter in arrears with royalties in Q2 generated from semiconductor unit shipments in Q1.

Underlying PIPD royalties in Q2 2012 were $12.2 million, up 11% year on year. ARM continues to benefit from our customers’ high-volume production moving to more advanced nodes at 45nm and below at multiple leading foundries.

People
At 30 June 2012, ARM had 2,253 full-time employees, a net increase of 137 since the start of the year. At the end of June, the Group had 921 employees based in the UK, 573 in the US, 279 in Continental Europe, 317 in India and 163 in the Asia Pacific region.

Principal risks and uncertainties

The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2011 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2011 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend ARM’s technology against claims that we have infringed others’ proprietary rights; an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

ARM Holdings plc
Consolidated balance sheet - IFRS

	30 June	31 December
	2012	2011
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	42.5	26.8
Short-term deposits	322.5	319.1
Fair value of currency exchange contracts	0.3	-
Embedded derivatives	-	1.2
Accounts receivable	106.7	119.6
Prepaid expenses and other assets	40.6	30.7
Current tax assets (see note 6)	6.8	6.2
Inventories: finished goods	2.1	2.5
Total current assets	521.5	506.1

Non-current assets:
Available-for-sale financial assets (see note 6)	16.1	27.3
Long-term deposits	136.9	83.1
Loans and receivables	2.1	2.0
Prepaid expenses and other assets	3.6	2.3
Property, plant and equipment	34.1	18.1
Goodwill	537.6	542.5
Other intangible assets	14.0	12.5
Deferred tax assets	66.8	105.9
Total non-current assets	811.2	793.7

Total assets	1,332.7	1,299.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	7.3	8.7
Embedded derivatives	0.2	-
Fair value of currency exchange contracts	-	1.5
Obligations under finance leases (see note 8)	1.5	-
Accrued and other liabilities (see note 6)	58.1	84.9
Current tax liabilities (see note 6)	8.5	26.7
Deferred revenue	106.4	102.2
Total current liabilities	182.0	224.0

Non-current liabilities:
Obligations under finance leases (see note 8)	2.3	-
Deferred revenue	22.4	14.6
	24.7	14.6
Total liabilities	206.7	238.6

Net assets	1,126.0	1,061.2

Capital and reserves attributable to the owners of the Company
Share capital	0.7	0.7
Share premium account	8.9	6.6
Capital reserve	354.3	351.6
Share option reserve	61.4	61.4
Retained earnings	604.7	539.7
Revaluation reserve	1.3	0.3
Cumulative translation adjustment	94.7	100.9
Total equity	1,126.0	1,061.2

ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	135.5	117.8	268.0	233.9

Cost of revenues	(7.0)	(6.9)	(14.9)	(14.3)

Gross profit	128.5	110.9	253.1	219.6

Research and development	(40.2)	(43.8)	(80.4)	(85.0)
Sales and marketing	(16.7)	(16.2)	(34.0)	(34.4)
General and administrative	(20.4)	(18.9)	(39.1)	(39.3)
Total operating expenses	(77.3)	(78.9)	(153.5)	(158.7)

Profit from operations	51.2	32.0	99.6	60.9

Investment income, net	3.6	1.8	6.6	3.3

Profit before tax	54.8	33.8	106.2	64.2
Tax	(15.4)	(7.2)	(29.3)	(16.1)

Profit for the period	39.4	26.6	76.9	48.1

Earnings per share
Basic and diluted earnings	39.4	26.6	76.9	48.1

Number of shares (millions)
Basic weighted average number of shares	1,376.6	1,345.9	1,371.0	1,340.6
Effect of dilutive securities: Share options and awards	17.5	28.9	20.3	31.5
Diluted weighted average number of shares	1,394.1	1,374.8	1,391.3	1,372.1

Basic EPS (pence)	2.9	2.0	5.6	3.6
Diluted EPS (pence)	2.8	1.9	5.5	3.5

Diluted earnings per ADS (cents)	13.3	9.3	26.0	16.9

All activities relate to continuing operations.
All of the profit for the period is attributable to the owners of the parent.

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	30 June 2012	30 June 2011	30 June 2012	30 June 2011
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	39.4	26.6	76.9	48.1
Other comprehensive income:
Unrealised holding gain on available-for-sale financial asset (net of tax of £nil)	-	-	1.0	-
Currency translation adjustment	9.2	(0.7)	(6.2)	(13.0)
Other comprehensive (loss)/income for the period	9.2	(0.7)	(5.2)	(13.0)
Total comprehensive income for the period	48.6	25.9	71.7	35.1

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Six months	Six months
	ended	ended
	30 June 2012	30 June 2011
	Unaudited	Unaudited
	£m	£m
Operating activities
Profit before tax	106.2	64.2
Investment income (net of interest payable and similar charges)	(6.6)	(3.3)
Profit from operations	99.6	60.9
Depreciation and amortisation of property, plant, and equipment, and intangible assets	7.3	6.3
Compensation charge in respect of share-based payments	18.0	19.6
Profit on disposal of available-for-sale financial assets	(0.9)	-
Provision for impairment of available-for-sale financial assets	0.2	-
Provision for doubtful debts	0.2	0.1
Non-cash foreign currency gains and losses	(0.6)	0.3
Movement in fair value of currency exchange contracts	(1.8)	(0.1)
Movement in fair value of embedded derivatives	1.3	2.8

Changes in working capital:
Accounts receivable	12.8	27.9
Inventories	0.3	(0.9)
Prepaid expenses and other assets	(7.6)	(10.7)
Accounts payable	(1.3)	4.8
Deferred revenue	15.0	2.9
Accrued and other liabilities	(26.6)	(8.0)

Cash generated by operations before tax	115.9	105.9
Income taxes paid	(10.4)	(10.2)

Net cash from operating activities	105.5	95.7

Investing activities
Interest received	5.2	2.0
Purchases of property, plant and equipment	(15.7)	(5.2)
Purchases of other intangible assets	(4.7)	(0.4)
Purchases of available-for-sale financial assets	(2.6)	(5.4)
Proceeds on disposal of available-for-sale financial assets	11.7	-
Purchase of short and long-term deposits	(56.2)	(58.8)
Purchases of subsidiaries, net of cash acquired	-	(4.0)

Net cash used in investing activities	(62.3)	(71.8)

Financing activities
Proceeds received on issuance of shares from treasury	-	1.9
Proceeds received on issuance of shares	2.4	2.5
Dividends paid to shareholders	(28.8)	(23.4)
Repayment of finance lease borrowings	(0.8)	-

Net cash used in financing activities	(27.2)	(19.0)

Net increase in cash and cash equivalents	16.0	4.9
Cash and cash equivalents at beginning of period	26.8	29.4
Effect of foreign exchange rate changes	(0.3)	-
Cash and cash equivalents at end of period	42.5	34.3

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share			Cumulative
	Share	premium	Capital	option	Retained	Revaluation	translation
	capital	account	reserve *	reserve**	earnings	reserve	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011 (audited)	0.7	−	351.6	61.4	381.4	−	99.8	894.9
Profit for the period	−	−	−	−	48.1	−	−	48.1
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	−	(13.0)	(13.0)
Total comprehensive income for the period (H1 2011)	−	−	−	−	48.1	−	(13.0)	35.1
Shares issued on exercise of share options and awards	−	2.5	−	−	−	−	−	2.5
Dividends (see note 5)	−	−	−	−	(23.4)	−	−	(23.4)
Credit in respect of employee share schemes	−	−	−	−	19.6	−	−	19.6
Movement on tax arising on share options and awards	−	−	−	−	28.7	−	−	28.7
Proceeds from sale of own shares	−	−	−	−	1.9	−	−	1.9
	−	2.5	−	−	26.8	−	−	29.3
At 30 June 2011 (unaudited)	0.7	2.5	351.6	61.4	456.3	−	86.8	959.3

At 1 January 2012 (audited)	0.7	6.6	351.6	61.4	539.7	0.3	100.9	1,061.2
Profit for the period	−	−	−	−	76.9	−	−	76.9
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets	−	−	−	−	−	1.0	−	1.0
Currency translation adjustment	−	−	−	−	−	−	(6.2)	(6.2)
Total comprehensive income for the period (H1 2012)	−	−	−	−	76.9	1.0	(6.2)	71.7
Shares issued on exercise of share options and awards	−	2.3	−	−	−	−	−	2.3
Dividends (see note 5)	−	−	−	−	(28.8)	−	−	(28.8)
Credit in respect of employee share schemes	−	−	−	−	18.0	−	−	18.0
Movement on tax arising on share options and awards	−	−	−	−	(1.1)	−	−	(1.1)
Refund of costs related to share issue ***	−	−	2.7	−	−	−	−	2.7
	−	2.3	2.7	−	(11.9)	−	−	(6.9)
At 30 June 2012 (unaudited)	0.7	8.9	354.3	61.4	604.7	1.3	94.7	1,126.0

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to a merger reserve on consolidation in accordance with Section 131 of the Companies Act 1985.  On transition to IFRS in 2005 the merger reserve was incorrectly classified as part of the Group’s share premium account. This reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. The comparative has been restated to reflect this treatment. There is no impact on the profits, cash flows or total equity of the Group. This capital reserve is clearly distinguished from the share premium arising on share issues during the year.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

*** Refund of costs related to share issue.  During Q2 2012, it was confirmed by HMRC that they would not challenge a ruling that the stamp duty incurred on the issue of shares of a UK company to a depositary or clearance system outside the EU was in breach of EU law. ARM has therefore been able to claim a full refund of £2.7 million for stamp duty incurred on the issue of shares for the acquisition of Artisan Components Inc. in 2004.

Notes to the Financial Information

(1) Basis of preparation and accounting policies
The financial information  prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2011 with the exception of finance leases as described below) comprises the consolidated balance sheets as at 30 June 2012 and 31 December 2011, consolidated income statements and consolidated statements of comprehensive income for the three months and six months ended 30 June 2012 and 2011, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the six months ended 30 June 2012 and 2011, together with related notes.  This condensed set of consolidated interim financial information for the six months ended 30 June 2012 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim financial reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with IFRSs as adopted by the European Union.

Finance leases
Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.
Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

New standards, amendments and interpretations
The following new amendment is effective in 2012 but not relevant to the Group:

•	Amendments to IFRS 7, “Financial instruments: Disclosures”. The amendments will promote transparency in the reporting of transfer transactions.

In addition to those highlighted in the annual financial statements for the year ended 31 December 2011, the following new standards, amendments to standards, or interpretations have been issued but are not effective for the financial year beginning 1 January 2012, have not been early adopted, and would not have a material impact on the Group. These standards are not yet endorsed by the EU:

•	Annual improvements 2011: This set of amendments includes changes to five standards. These are minor amendments and are not expected to have a significant impact on the Group.

The following new standards, amendments to standards, or interpretations have been issued but are not effective for the financial year beginning 1 January 2012, have not been early adopted, and are not currently relevant to the Group:

•
Amendment to IAS 12,“Income taxes”. This amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. This standard is not yet endorsed by the EU.

•	Amendment to IAS 19, “Employee benefits”. This amendment eliminates the corridor approach and calculates finance costs on a net funding basis. This standard was endorsed by the EU in June 2012.

•
Amendment to IAS 1,“Financial statement presentation”. The main change resulting from this amendment is a requirement for entities to group items presented in other comprehensive income (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). This standard was endorsed by the EU in June 2012.

•
IAS 27 (revised 2011) “Separate financial statements”. This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. This standard is not yet endorsed by the EU.

•
Amendment to IAS 32, “Financial instruments: Presentation”. This amendment updates the application guidance in IAS 32 to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This standard is not yet endorsed by the EU.

Critical accounting estimates and judgements
The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2011.

(2) Going concern
After dividend payments of £28.8 million made in the first six months of 2012, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents, short- and long-term deposits balance to £495.9 million (net of accrued interest of £6.0 million) at 30 June 2012 from £424.0 million at the start of the year (net of accrued interest of £5.0 million).

After reviewing the 2012 budget and longer-term plans, the directors are satisfied that it is appropriate to adopt the going concern basis in preparing this condensed set of consolidated interim financial information of the Group.

(3) Financial risk management

(3.1) Financial risk factors
The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk.  This condensed set of consolidated interim financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2011.

(3.2) Fair value estimation
The table below shows the financial instruments carried at fair value by valuation method:

30 June 2012	Level 1*	Level 2*	Level 3*	Total
	£m	£m	£m	£m
Assets
Fair value through the income statement:
Currency exchange contracts	-	0.3	-	0.3
		0.3	-	0.3
Available-for-sale:
Other long-term investments	-	-	16.1	16.1
	-	-	16.1	16.1
Total assets	-	0.3	16.1	16.4

Liabilities
Embedded derivatives	-	(0.2)	-	(0.2)
Total liabilities	-	(0.2)	-	(0.2)

31 December 2011	Level 1*	Level 2*	Level 3*	Total
	£m	£m	£m	£m
Assets
Fair value through the income statement:
Embedded derivatives	-	1.2	-	1.2
		1.2	-	1.2
Available-for-sale:
Other long-term investments	-	-	27.3	27.3
	-	-	27.3	27.3
Total assets	-	1.2	27.3	28.5

Liabilities
Currency exchange contracts	-	(1.5)	-	(1.5)
Total liabilities	-	(1.5)	-	(1.5)

*Level 1 valued using unadjusted quoted prices in active markets for identical instruments.  Level 2 valued using techniques based significantly on observable market data.  Level 3 valued using information other than observable market data.

(4) Share-based payment costs and acquisition-related expenses
Included within the consolidated income statement for the quarter ended 30 June 2012 are total share-based payment costs (including related payroll taxes) of £8.3 million (2011: £12.5 million), allocated £0.4 million (2011: £0.8 million) in cost of revenues, £5.5 million (2011: £7.5 million) in research and development expenses, £1.5 million (2011: £2.4 million) in sales and marketing expenses and £0.9 million (2011: £1.8 million) in general and administrative expenses.

Included within the consolidated income statement for the six months ended 30 June 2012 are total share-based payment costs (including related payroll taxes) of £18.1 million (2011: £31.9 million), allocated £0.9 million (2011: £1.7 million) in cost of revenues, £11.4 million (2011: £19.3 million) in research and development expenses, £3.3 million (2011: £6.4 million) in sales and marketing expenses and £2.5 million (2011: £4.5 million) in general and administrative expenses.

Included within operating expenses for the quarter ended 30 June 2012 are total acquisition-related charges of £1.6 million (including retention bonuses on acquisitions amounting to £1.3 million) (2011: £0.4 million), allocated £1.3 million (2011: £nil) in research and development expenses, £0.1 million (2011: £0.1 million) in sales and marketing expenses and £0.2 million (2011: £0.3 million) in general and administrative expenses.

(4) Share-based payment costs and acquisition-related expenses (continued)
Included within operating expenses for the six months ended 30 June 2012 are total acquisition-related charges of £3.4 million (including retention bonuses on acquisitions amounting to £2.8 million) (2011: £0.6 million), allocated £2.8 million (2011: £nil) in research and development expenses, £0.2 million (2011: £0.2 million) in sales and marketing expenses and £0.4 million (2011: £0.4 million) in general and administrative expenses.

(5) Dividends
	Six months ended 30 June 2012	Six months ended 30 June 2011
	£m	£m
Final 2010 paid at 1.74 pence per share	-	23.4
Final 2011 paid at 2.09 pence per share	28.8	-
	28.8	23.4

In respect of the year to 31 December 2012, the directors are declaring an interim dividend of 1.67 pence per share (an estimated cost of £23 million). This interim dividend will be paid on 4 October 2012 to shareholders who are on the register of members on 7 September 2012.

(6) Accrued and other liabilities, available-for-sale financial assets and taxation
Included within accrued and other liabilities at 30 June 2012 are £9.4 million (31 December 2011: £22.6 million) relating to the provision for payroll taxes on share awards, and £7.6 million (31 December 2011: £23.7 million) relating to employee bonus and sales commission provisions.

Available-for-sale financial assets have decreased from £27.3 million at 31 December 2011 to £16.1 million at 30 June 2012 primarily as a result of the sale of the Group’s investment in Cognovo Limited.

The March 2012 Budget included changes to the main rates of tax for UK companies, including the proposal of a reduction in the main rate of corporation tax from 24% to 23% from 1 April 2013.  This was substantively enacted on 3 July 2012.  The effect of the future changes would not have a material impact on deferred tax balances at 30 June 2012.

(7) Related party transactions
There were no related party transactions in the six months ended 30 June 2012.  During the six months ended 30 June 2011 the Group incurred subscription costs of £6.8 million from Linaro Limited, an associated company of the Group, representing ARM’s committed aggregate contributions to Linaro for the next two years.

(8) Obligations under finance leases
	Minimum lease papyment
	30 June 2012	31 December 2011
Amounts payable under finance leases:	£m	£m
Within one year	1.6	-
In the second to fifth years inclusive	2.4	-
Less: future finance charges	(0.2)	-
Present value of lease obligations	3.8	-

	Present value of minimum lease payments
	30 June 2012	31 December 2011
Amounts payable under finance leases:	£m	£m
Amounts due for settlement within 12 months	1.5	-
Amounts due for settlement after 12 months	2.3	-
Present value of lease obligations	3.8	-

The Group has entered into a 3 year finance lease arrangement in respect of certain IT equipment.

(9) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party.

Consistent with such practice, the Group provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. Currently, there are legal proceedings against some of the Group’s licensees in which it is asserted that certain of the Group’s technology infringes third party patents, but in each of those proceedings the Group either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Group does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. It is possible that, in future, preconditions to indemnification may be satisfied and that in certain circumstances an indemnification obligation may arise which could result in a material liability for the Group.

(10) Segmental reporting
At 30 June 2012, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the Chief Operating Decision Maker is provided with financial information.  Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.

Business segment information
Six months ended 30 June 2012	Processor Division £m	Physical IP Division £m	Systems Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	218.1	31.6	18.3	-	268.0
Operating costs	(112.1)	(39.0)	(19.1)	1.8	(168.4)
Investment income, net	-	-	-	6.6	6.6
Profit/(loss) before tax	106.0	(7.4)	(0.8)	8.4	106.2
Tax	-	-	-	(29.3)	(29.3)
Profit/(loss) for the period	106.0	(7.4)	(0.8)	(20.9)	76.9
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation	1.4	-	-	-	1.4
Acquisition-related charges	2.4	1.0	-	-	3.4
Share-based payment costs including payroll taxes	12.2	3.5	2.4	-	18.1
Profit on sale of investments, net of impairment	(0.6)	-	-	-	(0.6)
Normalised profit/(loss) for the period before tax	121.4	(2.9)	1.6	8.4	128.5

Goodwill	142.6	380.3	14.7	-	537.6
Total assets	290.2	414.7	33.8	594.0	1,332.7
Revenues (USD)	$343.6	$50.0	$28.8	-	$422.4

(10) Segmental reporting (continued)
Six months ended 30 June 2011	Processor Division £m	Physical IP Division £m	Systems Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	187.8	29.1	17.0	-	233.9
Operating costs	(110.8)	(39.4)	(20.5)	(2.3)	(173.0)
Investment income	-	-	-	3.3	3.3
Profit/(loss) before tax	77.0	(10.3)	(3.5)	1.0	64.2
Tax	-	-	-	(16.1)	(16.1)
Profit/(loss) for the period	77.0	(10.3)	(3.5)	(15.1)	48.1
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation	0.8	0.6	-	-	1.4
Acquisition-related charges	0.4	-	0.2	-	0.6
Share-based payment costs including payroll taxes	20.9	6.4	4.6	-	31.9
Linaro-related charges	6.8	-	-	-	6.8
Normalised profit/(loss) for the period before tax	105.9	(3.3)	1.3	1.0	104.9

Goodwill	139.6	368.4	15.0	-	523.0
Total assets	245.8	388.1	29.1	469.7	1,132.7
Revenues (USD)	$301.9	$46.6	$27.2	-	$375.7

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include cash and cash equivalents, short and long-term deposits, available-for-sale investments, loans and receivables, embedded derivatives, current and deferred tax, and VAT. Unallocated operating costs consist of foreign exchange transactions.

(11) Acquisitions

There have been no acquisitions during the six months to 30 June 2012.

On 15 June 2011, the Group purchased the entire share capital of Obsidian Software Inc. for $5.6 million in cash, plus a further $9.5 million payable as an earn-out to the shareholders subject to them remaining in employment with ARM for up to 3 years and meeting certain performance criteria.  This purchase has been accounted for as an acquisition.

On 31 October 2011, the Group purchased the entire share capital of Prolific inc. for $7.7 million in cash, plus a further $8.5 million payable as an earn-out to the shareholders subject to them remaining in employment with ARM for up to 5 years and meeting certain performance criteria.  This purchase has been accounted for as an acquisition.

The details of these acquisitions can be found within the financial statements for the year ended 31 December 2011.

(12) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit/(loss) on disposal and impairment of available-for-sale investments, and Linaro-related charges.  Full reconciliations of Q2 2012, Q2 2011, H1 2012 and H1 2011, are shown in notes 12.13 to 12.16.  All figures in £m unless otherwise stated.

Summary normalised figures	Q2 2012		Q2 2011		Q1 2012		H1 2012		H1 2011

Revenues	135.5		117.8		132.5		268.0		233.9
Revenues ($m)	213.0		190.2		209.4		422.4		375.7

Gross margin	95.1%		94.8%		94.4%		94.8%		94.6%
Operating expenses	66.0		59.3		66.1		132.1		119.7
Profit from operations	62.9		52.4		59.0		121.9		101.6
Operating margin	46.4%		44.5%		44.5%		45.5%		43.5%

Profit before tax	66.5		54.2		61.9		128.5		104.9
Earnings per share (diluted)	3.58	p	2.98	p	3.36	p	6.93	p	5.70	p

Cash	495.9		353.8		469.2		495.9		353.8
Normalised cash generation	46.9		45.6		58.3		105.2		108.6

	(12.1)	(12.2)	(12.3)	(12.4)	(12.5)
	Q2 2012	Q2 2011	Q1 2012	H1 2012	H1 2011

Revenues (£m)	135.5	117.8	132.5	268.0	233.9
ARM’s effective exchange rate ($/£)	1.57	1.61	1.58	1.58	1.61
Revenues ($m)	213.0	190.2	209.4	422.4	375.7

	(12.6)	(12.7)
	30 June 2012	31 December 2011

Cash and cash equivalents	42.5	26.8
Short-term deposits	322.5	319.1
Long-term deposits	136.9	83.1
Less: Interest accrued	(6.0)	(5.0)
Total cash	495.9	424.0

	(12.8)	(12.9)	(12.10)	(12.11)	(12.12)
	Q2 2012	Q2 2011	Q1 2012	H1 2012	H1 2011

Cash at end of period (as above)	495.9	353.8	469.2	495.9	353.8
Less: cash at beginning of period	(469.2)	(344.3)	(424.0)	(424.0)	(290.1)
Less/Add back: Cash (inflow)/outflow from investments and acquisitions (net of cash acquired)	(10.0)	9.3	0.9	(9.1)	9.4
Add back: Cash outflow from acquisition costs	0.3	2.7	0.4	0.7	2.7
Add back: Cash outflow from payment of dividends	28.8	23.4	-	28.8	23.4
Add back: Cash outflow from share-based payroll taxes	0.4	0.3	13.2	13.6	12.0
Add back: Cash outflow from payments related to Linaro	0.8	0.9	0.9	1.7	1.8
Less: Cash inflow from exercise of share options	(0.1)	(0.5)	(2.3)	(2.4)	(4.4)
Normalised cash generation	46.9	45.6	58.3	105.2	108.6

(12.13) Normalised income statement for Q2 2012

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition related charges	Loss on sale/ impairment of investments	IFRS
	£m	£m	£m	£m	£m	£m	£m
Revenues	135.5	-	135.5	-	-	-	135.5
Cost of revenues	(6.6)	(0.4)	(7.0)	-	-	-	(7.0)
Gross profit	128.9	(0.4)	128.5	-	-	-	128.5
Research and development	(32.8)	(5.5)	(38.3)	(0.6)	(1.3)	-	(40.2)
Sales and marketing	(15.0)	(1.5)	(16.5)	(0.1)	(0.1)	-	(16.7)
General and administrative	(18.2)	(0.9)	(19.1)	-	(0.2)	(1.1)	(20.4)
Total operating expenses	(66.0)	(7.9)	(73.9)	(0.7)	(1.6)	(1.1)	(77.3)
Profit from operations	62.9	(8.3)	54.6	(0.7)	(1.6)	(1.1)	51.2
Investment income, net	3.6	-	3.6	-	-	-	3.6
Profit before tax	66.5	(8.3)	58.2	(0.7)	(1.6)	(1.1)	54.8
Tax	(16.6)	0.2	(16.4)	0.2	0.5	0.3	(15.4)
Profit for the period	49.9	(8.1)	41.8	(0.5)	(1.1)	(0.8)	39.4
Earnings per share (assuming dilution)
Shares outstanding (millions)	1,394.1		1,394.1				1,394.1
Earnings per share – pence	3.58		3.00				2.83
ADSs outstanding (millions)	464.7		464.7				464.7
Earnings per ADS – cents	16.86		14.13				13.32

(12.14) Normalised income statement for Q2 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition related charges	Linaro-related charges	IFRS
	£m	£m	£m	£m	£m	£m	£m
Revenues	117.8	-	117.8	-	-	-	117.8
Cost of revenues	(6.1)	(0.8)	(6.9)	-	-	-	(6.9)
Gross profit	111.7	(0.8)	110.9	-	-	-	110.9
Research and development	(28.9)	(7.5)	(36.4)	(0.6)	-	(6.8)	(43.8)
Sales and marketing	(13.6)	(2.4)	(16.0)	(0.1)	(0.1)	-	(16.2)
General and administrative	(16.8)	(1.8)	(18.6)	-	(0.3)	-	(18.9)
Total operating expenses	(59.3)	(11.7)	(71.0)	(0.7)	(0.4)	(6.8)	(78.9)
Profit from operations	52.4	(12.5)	39.9	(0.7)	(0.4)	(6.8)	32.0
Investment income	1.8	-	1.8	-	-	-	1.8
Profit before tax	54.2	(12.5)	41.7	(0.7)	(0.4)	(6.8)	33.8
Tax	(13.2)	4.0	(9.2)	0.2	-	1.8	(7.2)
Profit for the period	41.0	(8.5)	32.5	(0.5)	(0.4)	(5.0)	26.6
Earnings per share (assuming dilution)
Shares outstanding (millions)	1,374.8		1,374.8				1,374.8
Earnings per share – pence	2.98		2.36				1.93
ADSs outstanding (millions)	458.3		458.3				458.3
Earnings per ADS – cents	14.34		11.38				9.31

(12.15) Normalised income statement for H1 2012

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition related charges	Profit on sale of investments, net of impairment	IFRS
	£m	£m	£m	£m	£m	£m	£m
Revenues	268.0	-	268.0	-	-	-	268.0
Cost of revenues	(14.0)	(0.9)	(14.9)	-	-	-	(14.9)
Gross profit	254.0	(0.9)	253.1	-	-	-	253.1
Research and development	(65.0)	(11.4)	(76.4)	(1.2)	(2.8)	-	(80.4)
Sales and marketing	(30.3)	(3.3)	(33.6)	(0.2)	(0.2)	-	(34.0)
General and administrative	(36.8)	(2.5)	(39.3)	-	(0.4)	0.6	(39.1)
Total operating expenses	(132.1)	(17.2)	(149.3)	(1.4)	(3.4)	0.6	(153.5)
Profit from operations	121.9	(18.1)	103.8	(1.4)	(3.4)	0.6	99.6
Investment income, net	6.6	-	6.6	-	-	-	6.6
Profit before tax	128.5	(18.1)	110.4	(1.4)	(3.4)	0.6	106.2
Tax	(32.1)	1.0	(31.1)	0.4	1.1	0.3	(29.3)
Profit for the period	96.4	(17.1)	79.3	(1.0)	(2.3)	0.9	76.9
Earnings per share (assuming dilution)
Shares outstanding (millions)	1,391.3		1,391.3				1,391.3
Earnings per share – pence	6.93		5.70				5.53
ADSs outstanding (millions)	463.8		463.8				463.8
Earnings per ADS – cents	32.61		26.80				26.01

(12.16) Normalised income statement for H1 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation	Acquisition related charges	Linaro–related charges	IFRS
	£m	£m	£m	£m	£m	£m	£'000
Revenues	233.9	-	233.9	-	-	-	233.9
Cost of revenues	(12.6)	(1.7)	(14.3)	-	-	-	(14.3)
Gross profit	221.3	(1.7)	219.6	-	-	-	219.6
Research and development	(57.7)	(19.3)	(77.0)	(1.2)	-	(6.8)	(85.0)
Sales and marketing	(27.6)	(6.4)	(34.0)	(0.2)	(0.2)	-	(34.4)
General and administrative	(34.4)	(4.5)	(38.9)	-	(0.4)	-	(39.3)
Total operating expenses	(119.7)	(30.2)	(149.9)	(1.4)	(0.6)	(6.8)	(158.7)
Profit from operations	101.6	(31.9)	69.7	(1.4)	(0.6)	(6.8)	60.9
Investment income	3.3	-	3.3	-	-	-	3.3
Profit before tax	104.9	(31.9)	73.0	(1.4)	(0.6)	(6.8)	64.2
Tax	(26.7)	8.3	(18.4)	0.4	0.1	1.8	(16.1)
Profit for the period	78.2	(23.6)	54.6	(1.0)	(0.5)	(5.0)	48.1
Earnings per share (assuming dilution)
Shares outstanding (millions)	1,372.1		1,372.1				1,372.1
Earnings per share – pence	5.70		3.98				3.51
ADSs outstanding (millions)	457.4		457.4				457.4
Earnings per ADS – cents	27.47		19.16				16.89

Statement of directors’ responsibilities

The directors confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

•
an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

The directors of ARM Holdings plc are listed in the ARM Holdings plc Annual Report for the year ended 31 December 2011, with the exception of the following changes in the period:

•	Doug Dunn retired on 3 May 2012 and Sir John Buchanan was appointed on 3 May 2012; and
•	Tudor Brown retired on 3 May 2012.

A list of current directors is maintained on the ARM Holdings plc website: www.arm.com

By order of the Board

Tim Score
Chief Financial Officer
25 July 2012

Independent review report to ARM Holdings plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2012, which comprises the IFRS consolidated income statement, the IFRS consolidated balance sheet as at 30 June 2012, the IFRS consolidated statement of comprehensive income, the IFRS consolidated cash flow statement, the IFRS consolidated statement of changes in equity and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
25 July 2012
London

Notes:

(a)
The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Notes

The results shown for Q2 2012, Q1 2012, Q2 2011, H1 2012, and H1 2011 are unaudited. The results shown for FY 2011 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2011 were approved by the Board of directors on 27 February 2012 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q2 2012 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2011 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2011.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.

Item 4

UK Technology Company ARM Forms First UK Industry Group to
Combat the ‘Internet of Silos’

UK Forum will create a technology blueprint for the 50-billion connected devices expected worldwide by 2020

London, UK - 26th July, 2012 - ARM, the UK technology leader at the heart of many of today’s electronic devices, today announced that it has invited some of the UK’s leading specialist technology companies – EnLight , Neul, Alertme and AquaMW – to establish the UK’s first industry forum to help shape the Internet of Things. The forum aims to combat what they describe as the ‘Internet of Silos’ - an unconnected world with less value to both consumers and businesses. The forum will drive a blueprint for how technologies associated with the Internet of Things should and could work together to support the 50-billion intelligent devices due to be connected to the Internet by 2020.

This coincides with ARM CEO Warren East speaking on the importance of mobile technologies and the UK’s role in developing this market at the British Government’s Business Olympics event in London from 26th July to 3rd August. The event is timed to showcase the UK contribution to international business during the Olympics, when the world spotlight is on the UK.

In 2020 everything that can benefit from an Internet connection will have one. In a similar way to people increasingly being online, every object will have a connection. This has huge potential to help use energy and natural resources more efficiently, manage our cities, monitor health more effectively and to improve lives.  The Internet of Things represents a big opportunity to drive growth for both UK and worldwide economies. According to IMS Research*, governments will play a key role in defining the regulations that will propel shipments for M2M communications modules to more than 118 million units by 2016, especially in the automotive sector.

The forum’s founding members are all involved in advanced technology and solutions associated with the Internet of Things, including commercial infrastructure monitoring, energy-saving street lighting, home automation, energy monitoring and low power radio technology for sensors. Their aim is to work together to develop public policies and standards designed to create the right framework to help governments and others ensure that the Internet of Things works properly, across the globe, and enjoys the confidence of consumers and businesses.  The first forum will meet 24th August in the UK and will be chaired by the Gary Atkinson, who leads the Internet of Things initiative at ARM.

“In the next five years, over £2.4 billion will be spent in the UK on smart home energy management devices, ranging from smart meters themselves to in-home devices that are connected to them. This is a great example of an Internet of Things application, but is only a fraction of the market that will open up over the next 15-20 years,” said Gary Atkinson, director of embedded, ARM. “There are massive opportunities for the UK and the industry as a whole in this market, but that requires a common approach to infrastructure and systems to enable the Internet of Things. The UK can lead this thinking and that’s why we are establishing a forum to create a blueprint for success. Working with innovative ARM partners, such as EnLight , Neul, Alertme and AquaMW, is a good place to start.”

*IMS Research – Government Regulations a Key Piece of the Cellular M2M Puzzle

More detail about the members:

Streetlight Revolution – ENLIGHT

•
At a time when many councils are considering turning off one in every 10 streetlights to save money, the Enlight system delivers savings of up to 45 percent by improving the efficiency of street lights.  If the eight million streetlamps in the UK were all to use the EnLight technology, this would save the UK one million tonnes of CO2 each year

•
Each EnLight ballast provides soft start to increase lamp life, supports all types, makes and wattages of lamp so is truly universal and has an overall energy efficiency of 95 percent, compared to 50-60 percent for traditional magnetic versions. True linear dimmability in 1 percent increments means that the lights can be turned down after midnight – rather than off completely

•
The ballast is also connected to the Internet so all the lights in each district (which could be a street or a whole village) can be managed from a central location.  This enables the remote control of all streetlights, so they can be lit and dimmed from a central point, and faults can be detected and diagnosed from the office rather than an engineer having to go to each light

Home Energy Management – AlertMe

•
SmartEnergy helps you identify your home's energy-hungry habits. See how much you are consuming, turn appliances off and watch your costs fall instantly. Personalised energy-saving tips protect your pocket and start reducing your energy costs long before the utility bills hit the doormat

•
Founded in 2006, AlertMe is a Smart Home technology company providing home energy management and connected home services both directly to consumers and indirectly through partners such as Energy Utilities, Telecommunications companies and Retailers

•
Based on a single cloud-based platform and an AlertMe hub in the home, AlertMe allows consumers to monitor, control and automate a wide range of devices in the home, related to energy consumption, heating & cooling, home monitoring and new energy sources like solar PV, online and via their Smartphone anytime, anywhere. In addition, AlertMe’s data services provide consumers with greater insight into their energy use while providing recommendations on how to reduce their consumption or use their energy more efficiently

Intelligent Cloud Sensing – AquaMW

•
The technology platform from AquaMW combines the efficiency of low power ARM architecture with massive scalability of Cloud computing to deliver unique Wireless Sensing Apps. These apps “sense” the physical world through real time data acquisition “predict” future events through real time analysis and provide tools for businesses and people to “act” resulting in improving efficiency and reducing environmental impact

•
Their technology is being used by leading OEM’s like Grundfos and other asset owners in commercial buildings, industrial and manufacturing sector to improve efficiency, implement new business models and transform their infrastructure

•	Their vision is to unlock intelligence from the physical world around us by incorporating BRAINS to each asset and business process

Recycling the airwaves – NEUL

•
Their vision is to bring about a revolution in the way devices and applications communicate. From the predicted 50 billion connected Machine-to-Machine (M2M) devices, through smart metering to rural broadband, transportation and beyond

•	The space that was freed up from the digital switchover is exactly the space that Neul recycles as it is licence free TV white space spectrum within the existing global TV bands
•
The costs of spectrum, network infrastructure, back haul, maintenance & deployment have been minimised, allowing customers to build & operate their own Neul networks. The Neul architecture is based on the royalty free, open network standard, 'Weightless'

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
Mali Developer Center www.malideveloper.com
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/user/ARMflix
ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMLowPwr
http://twitter.com/KeilTools

ENDS

ARM, AMBA and ARM Powered are registered trademarks of ARM Limited. Cortex, MPCore and Mali are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:
Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com